UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sight Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82657M105

(CUSIP Number)

Staffan Encrantz

Allegro Investment Inc.

525 Middlefield Road, Suite 220

Menlo Park, CA 94025

(650) 323-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82657M105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Allegro Investment Fund, L.P. (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

4,022,118 shares, except that Allegro Investment Inc. (“AII”), the investment manager of the Fund (and Staffan Encrantz, the president and sole director of AII), may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER 0
	9

  SOLE DISPOSITIVE POWER

4,022,118 shares, except that AII, the investment manager of the Fund (and Staffan Encrantz, the president and sole director of AII), may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,022,118 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]

The percentage of the Common Stock of Sight Sciences, Inc. (the “Issuer”) beneficially owned by the Reporting Person that is reported on this cover page is based on 48,749,876 shares of the Issuer’s Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 82657M105	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Allegro Investment Inc. (“AII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,022,118 shares, except Staffan Encrantz, the president and sole director of AII, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,022,118 shares, except Staffan Encrantz, the president and sole director of AII, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,022,118 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[2]

The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person that is reported on this cover page is based on 48,749,876 shares of the Issuer’s Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 82657M105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Staffan Encrantz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

6,203,432 shares, of which 4,022,118 are held directly by the Fund, 1,184,258 are held directly by the 1997 Staffan Encrantz and Margareta Encrantz Revocable Trust (the “Trust”) and 997,056 are held directly by Mr. Encrantz. Mr. Encrantz is a trustee of the Trust and the president and sole director of AII (the investment manager of the Fund) and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER 0
	9

  SOLE DISPOSITIVE POWER

6,203,432 shares, of which 4,022,118 are held directly by the Fund, 1,184,258 are held directly by the Trust and 997,956 are held directly by Mr. Encrantz. Mr. Encrantz is a trustee of the Trust and the president and sole director of AII (the investment manager of the Fund) and may be deemed to have sole power to vote these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,203,432 shares[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[4]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]

Does not include 15,094 shares of the Issuer’s Common Stock underlying restricted stock units (“RSUs”) granted to Mr. Encrantz on June 8, 2023 under the Issuer’s Non-Employee Director Compensation Program. The RSUs vest on the earlier of June 8, 2024 and the date of the Issuer’s 2024 annual meeting of stockholders, subject to Mr. Encrantz’s continued service as a director on the Issuer’s board of directors through such vesting date.

[4]

The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person that is reported on this cover page is based on 48,749,876 shares of the Issuer’s Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 82657M105	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (“Common Stock”), of Sight Sciences, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4040 Campbell Ave., Suite 100, Menlo Park, CA 94025.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Allegro Investment Fund L.P., a Jersey limited partnership (the “Fund”), Allegro Investment Inc., a California corporation (“AII”), and Staffan Encrantz, an individual. The foregoing entities and individual are collectively referred to herein as the “Reporting Persons.”

AII provides business management services to the Fund and may be deemed to have sole power to vote and to dispose of the shares of the Issuer directly owned by the Fund.

Mr. Encrantz is a trustee of the 1997 Staffan Encrantz and Margareta Encrantz Revocable Trust (the “Trust”) and the president and sole director of AII and may be deemed to have sole power to vote and to dispose of the shares of the Issuer directly owned by the Trust and the Fund.

The Fund’s general partner is Allegro Fund GP Ltd. (the “GP”). The members of the GP’s board of directors are Jennifer Le Chevalier, Stacy White, and Mr. Encrantz.

(b) The address of the principal place of business of each of the Reporting Persons is c/o Allegro Investment Inc., 525 Middlefield Road, Suite 220, Menlo Park, CA 94025. The address of the principal place of business of each of the GP, Ms. Le Chevalier and Ms. White is Second Floor, Gaspe House 66-72 Esplanad St. Helier, Jersey JE1 1GH.

(c) The principal occupation of Mr. Encrantz is as the president and sole director of AII, a business management company. The Fund is a private investment partnership. The GP serves as the Fund’s general partner. Each of Ms. Le Chevalier and Ms. White is as a director of the GP and an employee of IQ-EQ.

(d) During the last five years, none of the Reporting Persons, the GP, Ms. Le Chevalier or Ms. White have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, the GP, Ms. Le Chevalier or Ms. White have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The responses of the Reporting Persons with respect to Row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference. The GP is a corporation organized under the laws of Jersey. Ms. Le Chevalier is a citizen of Ireland and Ms. White is a citizen of Great Britain.

CUSIP No. 82657M105	13D	Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Considerations

An aggregate of 985,116 shares of Common Stock reported herein as beneficially owned by Mr. Encrantz were purchased by Mr. Encrantz in transactions and at the prices described in Item 5(c) of this Schedule 13D (the “Acquired Shares”) which is incorporated herein by reference.

All such purchases of the Acquired Shares were for cash and were funded by the personal funds of Mr. Encrantz.

Item 4.	Purpose of Transaction

Mr. Encrantz acquired the Acquired Shares for investment purposes. Prior to the date of this filing, the Trust acquired for investment purposes 632,456 shares of Common Stock pursuant to a distribution for no consideration by Allegro Investors LLC (the “LLC”) to the Trust as the LLC’s sole member. One or more persons identified in Item 2 may buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other investment opportunities available to such person, general economic, money market and stock market conditions, and other considerations as such person deems relevant.

Except as described herein, none of the persons identified in Item 2 have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each such person reserves the right to propose or participate in future transactions which may result in one or more of such actions. In addition, consistent with their investment purpose, such persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Mr. Encrantz currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director. One or more persons identified in Item 2 may also engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference. No shares of the Issuer are directly held by the GP, Ms. Le Chevalier or Ms. White and none of them have sole or shared voting or dispositive power over shares of the Issuer directly held by the Trust, the Fund or Mr. Encrantz.

Calculations of the percentage of the shares of Common Stock beneficially owned by the Reporting Persons is based on 48,749,876 shares of the Issuer’s Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023.

CUSIP No. 82657M105	13D	Page 7 of 10 Pages

(c) The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Price Per Share		Where and How Effected
11/14/2023	3,462	$1.997		Open Market Purchases by Mr. Encrantz
11/16/2023	339	$2.00		Open Market Purchases by Mr. Encrantz
11/17/2023	126,664	$2.1892	(1)(9)	Open Market Purchases by Mr. Encrantz
11/20/2023	79,234	$2.2489	(2)(9)	Open Market Purchases by Mr. Encrantz
11/21/2023	68,477	$2.4758	(3)(9)	Open Market Purchases by Mr. Encrantz
11/22/2023	41,085	$2.4999	(4)(9)	Open Market Purchases by Mr. Encrantz
11/24/2023	21,855	$3.0852	(5)(9)	Open Market Purchases by Mr. Encrantz
11/27/2023	246,331	$3.3124	(6)(9)	Open Market Purchases by Mr. Encrantz
11/28/2023	253,669	$3.4578	(7)(9)	Open Market Purchases by Mr. Encrantz
11/29/2023	3,223	$3.50		Open Market Purchases by Mr. Encrantz
11/30/2023	140,777	$3.4568	(8)(9)	Open Market Purchases by Mr. Encrantz

(1)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $2.09 to $2.25 per share, inclusive.
(2)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $2.225 to $2.25 per share, inclusive.
(3)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $2.34 to $2.50 per share, inclusive.
(4)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $2.495 to $2.50 per share, inclusive.
(5)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $2.96 to $3.10 per share, inclusive.
(6)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $3.035 to $3.355 per share, inclusive.
(7)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $3.275 to $3.50 per share, inclusive.
(8)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $3.38 to $ 3.50 per share, inclusive.
(9)

The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares sold at each separate price within the ranges set forth in the footnotes above.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e) Not applicable.

CUSIP No. 82657M105	13D	Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

On November 23, 2020, the Issuer, the Fund, the LLC and certain other parties entered into a Third Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides for, among other things, certain rights relating to the registration of Common Stock held by such holders.

Non-Employee Director Equity Compensation

The Issuer’s board of directors adopted, and its stockholders approved, a compensation program (the “Non-Employee Director Compensation Program”) for the Issuer’s non-employee directors, including Mr. Encrantz. Pursuant to the Non-Employee Director Compensation Program, each non-employee director who (i) has been serving on the Issuer’s board of directors for at least six months as of the date of any annual meeting of stockholders after the Company’s initial public offering and (ii) will continue to serve as a non-employee director immediately following such meeting, will receive on the date of such annual meeting, a number of the Issuer’s restricted stock units equal to $120,000 divided by the closing price of one share of the Common Stock on the date of grant. These restricted stock units will vest in a single installment on the earlier of the date of the next annual meeting or the first anniversary of the date of grant. In addition, all unvested restricted stock units will vest in full upon the occurrence of a change in control of the Issuer. The Issuer’s non-employee directors are also entitled to receive cash compensation as set forth in the Non-Employee Director Compensation Program.

The foregoing descriptions of the Investor Rights Agreement and the Non-Employee Director Compensation Program together with any exhibits attached thereto and any amendments thereof do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

The disclosures in Item 2(a) of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Agreement of Joint Filing, dated December 1, 2023

B	Third Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257320))

C	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.3 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-257320))

CUSIP No. 82657M105	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2023

By:	/s/ Staffan Encrantz
Staffan Encrantz

Allegro Investment Fund, L.P.

By:	/s/ Staffan Encrantz
Staffan Encrantz, President of Allegro
Investment Inc., Investment Manager of
Allegro Investment Fund, L.P.

Allegro Investment Inc.

By:	/s/ Staffan Encrantz
Staffan Encrantz, President